# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973121
Title of class of securities: Class A Ordinary Shares, par value $0.005 per share
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO, CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002108573

## Reporting persons
- Brueckner Frank Ulrich: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 560,024; shared voting power 0; sole dispositive power 560,024; shared dispositive power 0; aggregate amount beneficially owned 560,024 (12% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO, CHAOYANG DISTRICT, BEIJING, CHINA, 100016

## Item 2. Person Filing
Name of person filing: Brueckner Frank Ulrich
Address of principal business office or, if none, residence:
Im Hebetal 12
D 07778 Tautenburg
Germany
Citizenship: german

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 560,024 Class A Shares
Percent of class:
The following percentages are based on the total of: (i) 4,686,199 Class A ordinary shares published by CHR Cheer Holding on 12/19/2025 and 01/27/2016

(b) Percent of class A: 11.95%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9
Shared power to vote or to direct the vote: See Cover Pages Items 5-9See
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brueckner Frank Ulrich: Frank Ulrich Brueckner, Private Owner (01/30/2026)